

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 1, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Allen Egner
Vice President, Finance
Claymont Steel Holdings, Inc.
4001 Philadelphia Pike
Claymont, DE 19703

> **Re: Claymont Steel Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2006**
> **File No. 333-136352**

Dear Mr. Egner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not

previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3.   Please comply with the following comments in your registration statement and, to the extent applicable, in future exchange act filings.

4.   Please update your financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

5.   Please provide updated consents from your independent accountants in each amendment to your registration statement.

Table of Contents, page i

6.   We note the statement in the paragraph above the table of contents that investors should not rely on any information other than the information contained in your prospectus. If you intend to use free writing prospectuses, you should consider removing this statement when you have a section 10 prospectus ready since you will be liable for, and investors would be entitled to rely upon, that information.

Prospectus Summary, page 1

7.   Please briefly discuss each of the following matters:

- H.I.G. Capital's acquisition of your company, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) any changes to your company's operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition, and (vii) the continuity of your company's management after the acquisition.

- The manner in which this offering will benefit H.I.G. Capital and any other affiliates, including members of management, that participated in H.I.G. Capital's acquisition of your company. The benefits should be quantified to the extent practicable by each principal category of benefit.

> For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in H.I.G. Capital's acquisition of your company?

8. Please review the disclosure throughout this section and the "Business" section and ensure that you have identified the sources for the assertions about the size of your operations and market share, leading positions, and information related to your industries. In this regard, we note you have provided numerous factual statements, but do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or other sources. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If the information is based upon other sources, please provide us with copies of these sources and tell us whether this information represents the most recently available data and, therefore, remains reliable.

    Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Risk Factors, page 4

9. Please expand your discussion to include the risk factors regarding your negative net worth, the dilution risk, and your substantial indebtedness that will remain after the offer proceeds are applied.

Recent Developments, page 4

10. If true, please disclose that H.I.G. Capital LLC was the primary beneficiary of the dividends paid.

Use of Proceeds, page 6

11. Please disclose the amount of proceeds that will be allocated to each use. Please also clearly disclose that you incurred the indebtedness you intend to repay only to fund recent dividends paid to your stockholders.

Summary Historical and Pro Forma Financial and Operating Data, page 7

12. We note your disclosure here and throughout your filing that you purchased Claymont Steel for $74.4 million plus working capital and other adjustments.

> Given that the aggregate purchase price of $105.5 million is significantly higher than the $74.4 million price currently disclosed, we believe that it would be helpful to your readers if you also disclosed the aggregate purchase price. Please revise.

Risk Factors, page 11

13. Please delete the third and fourth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

14. Please add risk factor disclosure regarding your status as a controlled company under Nasdaq Global Market rules.

Environmental regulation imposes substantial costs…, page 13

15. Please quantify the risks discussed under this subheading.

Loss of key individuals could disrupt our operations…, page 14

16. All companies rely on their key personnel. Please explain how this specific risk applies to your company.

We have substantial level indebtedness…, page 14

17. Please disclose the amount of your annual debt service payment obligations and quantify the current interest rates on your variable rate debt. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

18. Please quantify the amount of debt that will remain after the offering proceeds are applied.

Cautionary Note Regarding Forward-Looking Statements, page 20

19. Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 are not available to your company at this time. Please refer to Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.

Use of Proceeds, page 21

20. We note the disclosure in the second bullet point that you may use a portion of the net proceeds for one of two purposes. Please discuss the factors that would cause you to apply the net proceeds to one or the other of these purposes.

21. We note the disclosure in the last bullet point regarding the funding of certain capital expenditures. Please briefly describe these capital expenditures.

Capitalization, page 23

22. We read in footnote one to your pro forma capitalization table that you have included the dividend from Holdings to its stockholders of $70 million. Please revise to clarify, if true, that you are also including the July 13, 2006 dividend of $71.1 million. We note that both dividends are reflected in footnote five to this table.

Selected Historical Consolidated Financial and Operating Data, page 26

23. Please disclose cash dividends declared per share in accordance with Item 301 of Regulation S-K. In this regard, we note that you paid dividends of $41.4 million in September 2005, and when you update your interim financial statements you will capture the $69.6 million dividends paid in June 2006.

Management's Discussion and Analysis…, page 28

Results of Operations, page 29

Thirteen Weeks Ended April 1, 2006 compared to the Thirteen Weeks…, page 29

24. We note that a scheduled maintenance in March 2006 negatively impacted your cost of sales. Please disclose the regularity of this scheduled maintenance. In this regard, please explain whether investors should expect a similar impact in future periods.

25. We read that part of the reason that your selling, general and administrative expenses increased was due to higher management fees and to higher bad debt expense. Please provide more insight into the underlying reasons for these changes. For example, if management fees are higher in 2006 because you have not reflected expenses in the predecessor's financial statements for similar services provided by its former parent company, you should clarify that fact. You should also clarify why the predecessor did not record any bad debt expense during 2005.

Period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December…, page 31

26. We note that the narrative analysis of your 2005 results combines the results of the predecessor and successor companies. We don't believe it is meaningful or appropriate to present and discuss combined results of a predecessor and successor beyond sales, cost of sales and gross profit. We believe the most appropriate presentation is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma results of the predecessor and successor for the year ended December 31, 2005 rather than combined results. Please revise.

Year Ended December 31, 2004 Compared to the Year Ended December…, page 32

27. Please revise your narrative analysis of cost of sales to better explain why you had a negative gross margin in 2003. Based on your five year operating data disclosed on page 26, this appears to have been an unusual result. Please also better explain how you effected the significant change from a negative gross margin in 2003 to a positive gross margin of 30% in 2004. In this regard, if the increase in gross margin resulted primarily from the new raw material surcharge that you added to your selling prices during 2004, you should clarify this.

Liquidity and Capital Resources, page 33

28. We note your analysis of cash flows on page 34. Please revise to provide an analysis of cash flows for each period for which you present a cash flow statement in your financial statements, as we believe that this will help your readers to better identify and understand trends and changes in your liquidity. Please also ensure that you provide insight into the underlying reasons behind the numbers seen on your cash flow statements, and not merely a recitation of those cash flow statement numbers. Refer to Section 4 of Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Indebtedness, page 35

29. Please disclose whether you were in compliance with the covenants under your debt agreements as of the most recent practicable date.

Contractual Obligations, page 38

30. We note the disclosure in footnote (1) to the table. Please update the table as of a recent date to reflect the issuance of your July 2006 notes. Alternatively, you may include a discussion in this section regarding the impact of the issuance of

Mr. Allen Egner
Claymont Steel Holdings, Inc.
September 1, 2006
Page 7

these notes on your contractual obligations. See Instruction 7 to Item 303(b) of Regulation S-K.

Critical Accounting Policies and Estimates, page 39

31. It appears that your critical accounting policy disclosures are merely a copy of your summary of significant accounting policies from Note 3 to your December 31, 2005 financial statements. Please revise to comply with Section 5 of Release 33-8350.

Business, page 43

32. Please disclose the information required by Items 101(c)(iv), (v), (viii), and (xi) of Regulation S-K, or explain to us why this information is not required.

Our Company, page 43

33. We note the disclosure in the fourth and fifth paragraphs. Please identify your markets with greater precision. In addition, please identify the "core markets."

Business Strengths, page 45

Niche Market Focus with Limited Competition, page 45

34. Please explain the basis for your statement in the fifth sentence that you do not believe other mills could have produced your products efficiently. Please also explain how an investor is to evaluate this statement.

Low Cost Scrap Sourcing, page 46

35. Please explain the basis for the statement in the last sentence regarding the cost savings versus other producers.

Customers, page 48

36. Please explain the difference between a "service center" and an "end user."

Sales and Marketing, page 49

37. Please elaborate on how you market your products to customers.

Raw Materials, page 49

38. Please describe in greater detail your arrangements with your suppliers. Please also clarify whether your raw materials are readily available from other sources.

Competition, page 51

39. Please describe with greater clarity your competition. In this regard, we note the disclosure on pages 43, 45, and 51 regarding your "direct," "primary," and "principal" competitor. We also note the disclosure under the heading "Niche Market Focus with Limited Competition" on page 45.

40. Please describe in greater detail the barriers to entry. In this regard, we note the disclosure under the heading "Significant Barriers to Entry" on page 46.

Regulatory Matters, page 51

41. Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

Management, page 53

42. Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure set forth in Note 13 to your annual financial statements.

Executive Officers and Directors, page 53

43. Please revise this section to present your executive officers and directors as of the completion of this offering, rather than as of August 1, 2006.

44. Please disclose the information required by Item 401(e)(2) of Regulation S-K.

Code of Ethics, page 55

45. Please either file your code of ethics as an exhibit to your registration statement or delete this section, as it is inconsistent with Rule 411 of Regulation C.

Summary Compensation Table, page 56

46. Please clarify whether the compensation paid to Mr. Bradley was for an entire year.

Principal and Selling Stockholders, page 58

47.   Please disclose the natural persons with dispositive voting or investment control of the selling stockholder.

Certain relationships and related party transactions, page 59

48.   Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, executive officers, and other affiliates.

Description of Capital Stock, page 60

49.   Please delete the statement in the second sentence of the introductory paragraph that the description is qualified by reference to your charter documents and Delaware law, as it is inconsistent with Rule 411 of Regulation C.

Composition of Board of Directors; Election and Removal of Directors, page 60

50.   Please disclose the number of directors that you will have upon the completion of this offering. Please also disclose whether you intend to elect new directors prior to the completion of this offering.

51.   Please identify your independent directors.

52.   We note that you will have three classes of directors upon the completion of this offering. Please identify the directors that will comprise each class and disclose the timing of elections for each class.

Shares Eligible for Future Sale, page 64

53.   Please delete the statement in the last sentence of the second paragraph that your summary of Rules 144 and 144(k) under the Securities Act is not complete. We note that a summary by its nature is not complete. Your statement suggests that you may not have outlined the material provisions of these rules.

Registration Rights, page 65

54.   Please revise to describe in greater detail the material terms of your registration rights agreement with H.I.G. Capital. Please also disclose the material terms of the agreement filed as exhibit 4.5 to your registration statement.

Underwriting, page 70

Stabilization and Short Positions, page 72

55.   Please revise the disclosure regarding short positions to discuss how Jeffries &
      Company will determine the method for closing out covered short positions and
      when a naked short position will be created. Please see Section VIII.A.3 of the
      Current Issues Outline dated November 14, 2000.

Unaudited Pro Forma Financial Statement, page P-1

56.   We read that you have adjusted your pro forma statement of operations to give
      effect to (1) the acquisition of Claymont Steel, (2) the sale of Claymont Steel's
      $172.0 million floating rate notes, and (3) the sale of Holdings' $75.0 million
      15% notes as though they had occurred on January 1, 2005. We have the
      following comments:

      •   Given that the sale of Holdings' Notes and the June and July 2006
          dividends are not captured in your April 1, 2006 historic balance sheet,
          please tell us how you determined that you did not need to provide a pro
          forma balance sheet for this date. Refer to Article 11-01(a)(8) and 11-
          02(c)(1) of Regulation S-X.

      •   Given that the interest expense and amortization of deferred financing fees
          related to Holdings' Notes is not captured in your April 1, 2006 historic
          income statement, please tell us how you determined that you did not need
          to provide pro forma interim income statements. Refer to Article 11-
          02(c)(2)(i) of Regulation S-X.

      •   Given that you are reflecting several distinct transactions in your pro
          forma financial statements, please revise to present each transaction in a
          separate column in your pro forma financial statements, as we believe that
          this will be easier for your readers to understand. For example, the
          acquisition of Claymont Steel, the issuance of acquisition-related debt
          (including the $172.0 million Claymont Steel Notes that helped fund the
          purchase price), and the dividend distributions paid out of that debt might
          be reflected in one column, and the 2006 issuance of Holdings' Notes and
          the related dividend distribution might be reflected in a separate column.
          Additionally, since you appear to have a firm commitment from your
          underwriter, we would not object to you reflecting the receipt and
          application of offering proceeds in a separate column in your pro forma
          financial statements. We believe that reflecting your intended repayment
          of debt with the offering proceeds would be useful to your investors.

Unaudited Pro Forma Consolidated Statement of Operations, page P-2

57. Please clearly disclose on the face of your income statement "income (loss) from continuing operations before material nonrecurring charges or credits directly attributable to the transactions."

58. Please disclose in a footnote the material nonrecurring charges or credits and related tax effects which result directly from the transactions and which will be included in the income of the registrant within the 12 months succeeding the transactions. For example, you may have incurred material nonrecurring charges related to the refinancing of your original acquisition related debt with Claymont Steel's $172.0 million notes. Additionally, there appear to be material nonrecurring charges that will occur in connection with your offering, such as a change in control bonus payable to your CEO and gains or losses on your mandatory redemption of outstanding debt. Please note that such material nonrecurring charges should be reflected within your pro forma balance sheet. Refer to Article 11-02(b)(5) and (b)(6) of Regulation S-X.

59. Please ensure that you have reflected all material recurring charges or credits that are directly attributable to these transactions. For example, given the mandatory debt redemption provisions triggered by your offering and a change in control, it appears that you should reflect a decrease in interest expense related to the redemption of debt. To the extent that significantly different results may occur, additional pro forma presentations may be necessary. Please refer to Article 11-02(b)(8) of Regulation S-X.

60. Please provide the earnings per share disclosures required by Article 11-02(b)(7) of Regulation S-X.

Financial Statements for the Year Ended December 31, 2005

General

61. All comments on your December 31, 2005 financial statements should also be applied, to the extent applicable, to your 2006 interim financial statements.

Report of Independent Registered Public Accounting Firm, page F-3

62. Please ensure that your audit opinions indicate the city and state where issued. Refer to Article 2-02(a)(3) of Regulation S-X.

Consolidated Balance Sheets, page F-4

63. We note your presentation of an unaudited pro forma balance sheet as of April
     1, 2006. We assume that you are presenting this balance sheet in reliance on
     SAB Topic 1.B.3. We have the following comments:

     - Please tell us what consideration you gave to presenting this pro forma
       balance sheet in your interim financial statements instead of presenting it
       in your December 31, 2005 financial statements. In this regard, it appears
       to us that the pro forma adjustments would be more easily understood by
       your readers if this pro forma balance sheet were presented next to the
       comparable historical balance sheet.

     - It is unclear to us that the items for which you are adjusting in this pro
       forma balance sheet comply with SAB Topic 1.B.3. In this regard, we
       note that SAB Topic 1.B.3 requires a pro forma balance sheet reflecting
       the distribution accrual for your subsequent dividends (but not giving
       effect to the offering proceeds). However, your pro forma adjustments
       appear to reflect the actual payment of these dividends, not just an accrual,
       along with post-balance sheet issuances and redemptions of debt and the
       related deferred financing fees. Please tell us how you determined that
       these adjustments complied with SAB Topic 1.B.3.

Consolidated Statements of Operations, page F-5

64. We read on page 22 that you paid your stockholders a $69.6 million cash
     dividend in June 2006 and a $71.7 million cash dividend in July 2006. Since
     these dividends exceed your earnings for the previous 12 month period, it
     appears that they should be deemed to be paid out of your offering proceeds.
     Please revise to provide the pro forma per share data required by SAB Topic
     1.B.3 on your historic December 31, 2005 and April 1, 2006 income statements,
     or tell us why you do not believe such disclosures are applicable.

Note 2 – Basis of Presentation, page F-9

65. Please revise your discussion of the financial statements of the predecessor to
     clarify whether any expenses were incurred on Claymont Steel's behalf by its
     former parent company. If so, please provide the disclosures required by SAB
     Topic 1.B.1.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-9

66. We read that outstanding checks at each year end have been classified within accounts payable. Given the positive cash balance on the face of your balance sheet, please tell us how you determined that these outstanding checks should not be classified as a reduction of cash, and the accounting guidance that you relied upon.

Revenue Recognition, page F-10

67. We note that you make custom products for your customers. Please tell us if your sales of products include any customer acceptance provisions, and if so, please tell us how you determined that your revenue recognition policy complies with SAB Topic 13.A.3.b. Also explain to us in more detail the rights of return that exist for your products. Please expand your policy to more clearly address these matters.

Stock Based Compensation, page F-11

68. We note that you accounted for stock based compensation prior to January 1, 2006 under APB 25. Please provide us with a more detailed explanation of how you accounted for the issuance of restricted stock to your CEO, including how you valued this stock, how much stock compensation expense you recorded in 2005, and whether you recorded the unearned compensation as a contra-equity account. Refer to paragraphs 12-14 of APB 25.

Note 4 – Acquisition, page F-14

69. We read that the aggregate purchase price for Claymont Steel was $105.5 million. Please revise your disclosure to briefly describe the components of this purchase price, i.e. the base price of $74.4 million, working capital adjustments of $14.9 million, the "pro forma liability" of $4.3 million, etc. We believe that this information will be useful to your investors.

70. We read that the difference between the aggregate purchase price and the estimated fair value of the assets acquired and liabilities assumed was approximately $103,204,000. Please revise to clarify, if true, that this was the amount of negative goodwill that you calculated in your purchase accounting, and this is the amount by which you reduced the value of your acquired property, plant and equipment and intangible assets. Please quantify the negative goodwill that you allocated to each of property, plant and equipment

and intangible assets, as we believe that this is useful information for your
investors. If possible, please provide some insight for your readers into how
you were able to acquire Claymont Steel for approximately half of the fair value
of its net assets.

Note 10 – Long-Term Debt, page F-17

71. We read that part of the proceeds from Claymont Steel's $172.0 million Senior
Secured Floating Rate Notes were used to pay a $108.7 million dividend to
equity holders. Please revise to clarify the timing and amount of dividends that
were paid from these proceeds, as it is unclear that this balance agrees to
disclosures about dividends elsewhere in your filing.

Note 11 – Stockholder's Transactions, page F-18

72. We note your reference under "Common Stock" on page F-19 to the senior
secured pay-in-kind notes. This appears to be the first time that you refer to
these notes in your financial statements. Please revise your disclosure to state
the significant terms of these notes, including clarifying how they are "pay-in-
kind." Alternatively, you may expand your disclosure about these notes in Note
16 to include this information, and provide a cross-reference here to Note 16.

73. We note your discussion of the management agreement with HIG Capital on
page F-19, and we read that HIG Capital is your "sponsor." Please revise to
clarify that HIG Capital is your significant shareholder, owning approximately
99% of your common stock at December 31, 2005, as we do not believe that the
nature of this related party relationship is clear from the term "sponsor." Refer
to paragraph 2(a) of SFAS 57.

74. We note your discussion of the management services agreement with CITIC on
page F-20. Please reconcile the $737,000 that you paid to CITIC for services
during the period from June 10, 2005 to December 31, 2005 to the terms of the
agreement that you have disclosed. In this regard, your 2005 payment to CITIC
appears to exceed the total payments under the agreement, given your disclosure
that the $500,000 year-end payment was not made until 2006. Also tell us how
you determined that this agreement did not need to be disclosed in your
Summary Compensation Table on page 56, since we read that this agreement is
for the provision of services by a certain executive.

Note 13 – Employee Benefit Plans, page F-23

75. Please help us to understand why your 2004 ending balances for the projected benefit obligation and the fair value of your plan assets do not equal the 2005 beginning balances.

76. We note your disclosure on page F-25 stating that your expected employer contribution to your pension plan for 2006 is zero. Since this contribution amount does not appear consistent with 2005 and 2004, please revise your disclosure either here or in MD&A to clarify the reasons for this change.

Note 14 – Earnings per Share, page F-26

77. We read on page F-19 that the predecessor had cumulative preferred stock outstanding until June 10, 2005. Please tell us how you determined that you did not need to adjust the predecessor's calculation of basic earnings per share for the related preferred dividends. Refer to paragraph 9 of SFAS 128. Also tell us if the cumulative preferred stock had participation rights in any undistributed earnings of the predecessor beyond the cumulative preferred dividends. If so, please confirm to us that you have calculated earnings per share on the two-class method in accordance with paragraphs 60-61 of SFAS 128 and EITF 03-6.

Note 15 – Commitments and Contingencies, page F-26

78. We read that you recorded a $550,000 asset retirement reserve in 2005 to cover replacement and remediation of certain assets. We also note from your April 1, 2006 financial statements that you spent most of this reserve in the first quarter of 2006. We have the following comments:

- Please revise your disclosure to provide a better description of what you are replacing and remediating. If this is related to the investigation of your site for potential hazardous substances, please revise your disclosure to better explain this matter.

- Please ensure that you are providing all applicable disclosures required by SOP 96-1 and SAB Topic 5.Y.

- Please supplementally explain to us how you determined that 2005 was the correct period in which to record this liability and how you determined the liability amount.

79. We note your reference to a "pro forma liability" in connection with your acquisition of Claymont Steel. Please note that pro forma has a defined

meaning within Article 11 of Regulation S-X. It is unclear to us that you are using this term in the same context as Regulation S-X. Please revise your disclosure to describe this liability in more detail and, if applicable, remove your reference to "pro forma," as this may be confusing to your readers.

Note 16 – Subsequent Events, page F-27

80. It appears that some of the events described here occurred after the date on your audit opinion. Please label this footnote as "unaudited." Also, given that the most recent event described here occurred in August 2006, please tell us why you are not disclosing your July 2006 $71.7 million dividend, as this appears to be a significant subsequent event that occurred during the time period covered by this footnote.

Financial Statements for the Period Ended April 1, 2006

Note 5 – Property, Plant and Equipment, page F-32

81. We note your reference to the use of independent appraisals in determining the market value of your acquired property, plant and equipment. You must identify the experts you relied upon for these appraisals or delete your reference to them. If you chose to refer to and identify these experts, you must include their consent in your Form S-1. Please refer to Section 436(b) of Regulation C.

Note 9 – Restricted Stock, page F-34

82. We read that you determined the fair value of the restricted stock on the date of grant based on your net asset value, prior to the application of negative goodwill, from the opening balance sheet on the date of acquisition. Please help us to better understand how you determined that this methodology was appropriate for determining the fair value of this stock compensation. In this regard, given that all of your operations are conducted through Claymont Steel, and given that you acquired Claymont Steel immediately before making this stock grant, it is unclear to us why you did not use the purchase price for Claymont Steel to determine the fair value of your stock.

83. Please revise your disclosures, both here and in your annual financial statements, to clarify whether the valuation used to determine the fair value of this restricted stock was contemporaneous or retrospective. If the valuation was not contemporaneous, please disclose the following in your MD&A:

   • A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

- A discussion of each significant factor contributing to the difference between the fair value of this restricted stock at the grant date and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grant but prior to the IPO, the fair value as determined by that valuation.

- The fact that you have used a retrospective valuation and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

84. Please tell us if the valuation of this restricted stock was performed by a related party or a third party. If the valuation was performed by a related party, please disclose that fact.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

85. With respect to each of the transactions discussed in this section, please briefly state the facts upon which you relied to make the exemption available. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2

86. Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Signature, page II-5

87. Your registration statement must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer. You have not indicated which officer(s) signed in the capacity of principal financial officer and controller or principal accounting officer. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Kimberly A. Taylor
           Morgan, Lewis & Bockius LLP
           One Oxford Centre
           Thirty-Second Floor
           Pittsburgh, PA 15219

           Mr. Ronald S. Brody
           Mayer, Brown, Rowe & Maw LLP
           1675 Broadway
           New York, NY 10019